UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

FAMILY DOLLAR STORES, INC.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

307000109

(CUSIP Number)

Brian L. Schorr, Esq.
Chief Legal Officer
Trian Fund Management, L.P.
280 Park Avenue, 41st Floor
New York, New York 10017
Tel. No.:(212) 451-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 307000109		Page 2 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 9,966,201

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 9,966,201

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,966,201

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.29%*

14	TYPE OF REPORTING PERSON IN

* Calculated based on 120,241,598 shares of the Issuer’s Common Stock outstanding as of June 23, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended May 28, 2011 (the “Form 10-Q”).

CUSIP NO. 307000109		Page 3 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 9,966,201

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 9,966,201

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,966,201

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.29%*

14	TYPE OF REPORTING PERSON IN

* Calculated based on 120,241,598 shares of the Issuer’s Common Stock outstanding as of June 23, 2011, as reported in the Issuer’s Form 10-Q.

CUSIP NO. 307000109		Page 4 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward P. Garden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 9,966,201

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 9,966,201

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,966,201

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.29%*

14	TYPE OF REPORTING PERSON IN

* Calculated based on 120,241,598 shares of the Issuer’s Common Stock outstanding as of June 23, 2011, as reported in the Issuer’s Form 10-Q.

CUSIP NO. 307000109		Page 5 of 18

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 9,966,201

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 9,966,201

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,966,201

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.29%*

14	TYPE OF REPORTING PERSON PN

* Calculated based on 120,241,598 shares of the Issuer’s Common Stock outstanding as of June 23, 2011, as reported in the Issuer’s Form 10-Q.

CUSIP NO. 307000109		Page 6 of 18

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 9,966,201

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 9,966,201

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,966,201

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.29%*

14	TYPE OF REPORTING PERSON OO

* Calculated based on 120,241,598 shares of the Issuer’s Common Stock outstanding as of June 23, 2011, as reported in the Issuer’s Form 10-Q.

CUSIP NO. 307000109		Page 7 of 18

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 2,108,174

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 2,108,174

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,108,174

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.75%*

14	TYPE OF REPORTING PERSON PN

* Calculated based on 120,241,598 shares of the Issuer’s Common Stock outstanding as of June 23, 2011, as reported in the Issuer’s Form 10-Q.

CUSIP NO. 307000109		Page 8 of 18

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 4,822,170

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 4,822,170

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,822,170

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.01%*

14	TYPE OF REPORTING PERSON PN

* Calculated based on 120,241,598 shares of the Issuer’s Common Stock outstanding as of June 23, 2011, as reported in the Issuer’s Form 10-Q.

CUSIP NO. 307000109		Page 9 of 18

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 291,976

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 291,976

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 291,976

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.24%*

14	TYPE OF REPORTING PERSON PN

* Calculated based on 120,241,598 shares of the Issuer’s Common Stock outstanding as of June 23, 2011, as reported in the Issuer’s Form 10-Q.

CUSIP NO. 307000109		Page 10 of 18

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 37-1593120

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 2,586,102

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 2,586,102

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,586,102

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.15%*

14	TYPE OF REPORTING PERSON PN

* Calculated based on 120,241,598 shares of the Issuer’s Common Stock outstanding as of June 23, 2011, as reported in the Issuer’s Form 10-Q.

CUSIP NO. 307000109		Page 11 of 18

1	NAME OF REPORTING PERSON Trian Partners Master Fund (ERISA), L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0682467

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 157,343

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 157,343

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,343

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.13%*

14	TYPE OF REPORTING PERSON PN

* Calculated based on 120,241,598 shares of the Issuer’s Common Stock outstanding as of June 23, 2011, as reported in the Issuer’s Form 10-Q.

This Amendment No. 3 (“Amendment No. 3”) relates to the Schedule 13D filed with the Securities and Exchange Commission on July 28, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on February 15, 2011 and as amended by Amendment No. 2 to the Schedule 13D filed on March 14, 2011 (as so amended, the “Statement”), relating to the Common Stock, $0.10 par value per share (the “Shares”), of Family Dollar Stores, Inc. a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is P.O. Box 1017, 10401 Monroe Road, Charlotte, NC 28201-1017.

Items 2, 3, 4, 5, 6 and 7 of the Statement are hereby amended and supplemented as follows:

Item 2. Identity and Background

The first four paragraphs of Item 2 of the Statement are hereby amended and restated in their entirety to read as follows:

The persons filing this statement are Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Offshore”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund I”), Trian Partners Strategic Investment Fund, L.P., a Delaware limited partnership (“TPSIF”), Trian Partners Master Fund (ERISA), L.P., a Cayman Islands limited partnership (“Trian ERISA”), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), and Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP” and together with the foregoing, the “Trian Entities”), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, and Edward P. Garden, a citizen of the United States of America (the Trian Entities and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the “Filing Persons” or the “Trian Group”). The principal business address and the address of the principal office of each of the Filing Persons is 280 Park Avenue, 41st Floor, New York, New York 10017, except that the principal business address of Trian Offshore and Trian ERISA is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman, Cayman Islands, KY1-1103.

Trian Management GP is the general partner of Trian Management, which serves as the management company for Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF and Trian ERISA. Trian Management GP is controlled by Nelson Peltz, Peter W. May and Edward P. Garden, who therefore are in a position to determine the investment and voting decisions made by the Trian Entities.

Each of Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF and Trian ERISA is primarily engaged in the business of investing in securities. Trian Management is primarily engaged in the business of serving as a management company for the Trian Entities and other funds and accounts. Trian Management GP is primarily engaged in the business of serving as the general partner of Trian Management.

Nelson Peltz’s present principal occupation or employment is serving as Chief Executive Officer and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF, Trian ERISA and other funds and accounts managed by Trian Management. Peter W. May’s present principal occupation or employment is serving as President and a founding partner of Trian Management and, as such, managing the investments of Trian GP, Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF, Trian ERISA and other funds and accounts managed by Trian Management. Edward P. Garden’s present principal occupation or employment is serving as Chief Investment Officer and a founding partner of Trian Management and, as such, managing the investments of Trian GP, Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF, Trian ERISA and other funds and accounts managed by Trian Management.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by the following:

In connection with the appointment of Mr. Garden to the Board of Directors of the Issuer (see Item 4), on September 28, 2011 Mr. Garden received 436 Shares from the Issuer (the “Director Shares”) in accordance with the terms of the Family Dollar Stores, Inc. 2006 Incentive Plan Directors’ Share Awards Guidelines, which were adopted pursuant to the Family Dollar Stores, Inc. 2006 Incentive Plan.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by the following:

Since it acquired a significant ownership interest in the Issuer in 2010, the Trian Group has held a number of discussions with management of the Issuer regarding the business, operations and strategic direction of the Issuer. As a result of the discussions, the Board of Directors of the Issuer (the “Board”) has invited Edward P. Garden, the Chief Investment Officer and a Founding Partner of the Trian Group, to join the Board, subject to the Trian Group entering into an agreement with the Issuer covering certain matters summarized below. The Trian Group has determined to accept such invitation.

On September 28, 2011, Trian Management, Trian Management GP, certain funds managed by Trian Management and Nelson Peltz, Peter W. May and Mr. Garden (collectively, the “Investors”) entered into an agreement (the “Agreement”) with the Issuer, pursuant to which the Board was expanded from 10 to 11 directors and Mr. Garden was appointed to the Board. The Issuer has agreed that Mr. Garden will be re-nominated by the Board at the Issuer’s 2012 and 2013 Annual Meetings of Stockholders and that the Board will recommend that shareholders of the Issuer vote for his election as a director. Mr. Garden has agreed to offer his resignation from the Board under certain circumstances set forth in the Agreement. In addition, with respect to Mr. Garden’s directorship (and any successor director), such directorship is subject to the Investors and their “Affiliates” (as defined in the Agreement) owning a certain “Minimum Percentage” (as defined in the Agreement) of the Issuer’s Common Stock.

Pursuant to the Agreement, the Investors have agreed, among other things, and subject to certain limitations, that for a specified period of time, they and their Affiliates will vote their shares in favor of the election of each director nominated and recommended by the Board and vote against any shareholder nominations for the election of directors not approved or recommended by the Board. Under the Agreement, the Investors have agreed to certain restrictions, which, among other things, limit the Investors and their Affiliates from acquiring “Economic Ownership” (as defined in the Agreement) of more than 9.9% of the Issuer’s outstanding Common Stock for a specified period of time unless authorized by the Board. If the Issuer has announced or entered into a binding agreement providing for, or has recommended that its shareholders support, an “Extraordinary Matter” (as defined in the Agreement), then the undertakings by the Investors in the Agreement will not prevent the Investors from proposing or taking any actions in furtherance of, or consummating, a competing Extraordinary Matter. The foregoing description of the Agreement is a summary only and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 2 to the Statement and the complete text of which is incorporated herein by reference.

As previously reported, in February 2011 the Trian Group contacted the Issuer and proposed that the Trian Group or one of its affiliates acquire the Issuer at a price in the range of $55 to $60 per Share in cash, subject to customary conditions, including approval of the proposed transaction by the Board of Directors of the Issuer. In March 2011, the Issuer’s Board of Directors rejected the proposed transaction. Consistent with accepting the Issuer’s invitation to join the Board, the Trian Group withdrew its offer to acquire the Issuer. The Filing Persons continue to believe that the Shares are undervalued in the marketplace. Accordingly, Mr. Garden, in his capacity as a director of the Issuer, and the Filing Persons, as holders of a significant ownership interest in the Issuer, intend to work constructively with the Issuer’s management and the Board to identify and pursue strategies to enhance shareholder value.

The Filing Persons intend to review their investment in the Issuer on a continuing basis. Subject to the provisions of the Agreement, depending on various factors including, without limitation, the Issuer’s financial position, results of operations and strategic direction, price levels of the Shares, conditions in the securities markets, and general economic and industry conditions, the Filing Persons may, from time to time and at any time, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, but not limited to, communicating with management, the Board, other stockholders, industry participants and other interested or relevant parties about the Issuer, purchasing additional securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Filing Persons’ economic exposure with respect to their investment in the Issuer and/or changing the form of ownership of securities of the Issuer by the Filing Persons, selling some or all of their holdings in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Filing Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or in the Agreement or as would occur upon completion of any of the actions set forth in the Agreement.

Item 6 of this Statement 13D is incorporated by reference in this Item 4 as if restated in full herein.

Item 5. Interest in Securities of the Issuer

(A) Item 5 (a) of the Statement is hereby amended and restated to read in its entirety as follows:

(a) As of 4:00 p.m., New York City time, on September 28, 2011, the Filing Persons beneficially owned, in the aggregate, 9,966,201 Shares, representing approximately 8.29% of the Issuer’s outstanding Shares (based upon 120,241,598 shares of the Issuer’s Common Stock outstanding as of June 23, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended May 28, 2011 (the “Form 10-Q”)). Such Shares include an aggregate of 6,190,595 Shares beneficially owned by the Filing Persons through direct ownership of the Shares by Trian Onshore, Trian Offshore, Parallel Fund I and TPSIF, representing approximately 5.15% of the Issuer’s outstanding Shares, and an additional 3,775,606 Shares underlying the Options which are beneficially owned by the Filing Persons, representing approximately 3.14% of the Issuer’s outstanding Shares.

(B) Item 5 (b) of the Statement is hereby amended and restated to read in its entirety as follows:

(b) Each of Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF and Trian ERISA beneficially and directly owns and has sole voting power and sole dispositive power with regard to 2,108,174, 4,822,170, 291,976, 2,586,102 and 157,343 Shares (including the Shares underlying the Options), respectively, and Mr. Garden beneficially and directly owns and has sole voting power and sole dispositive power with regard to the Director Shares, except in each case, to the extent that other Filing Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF and Trian ERISA (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares (including Shares underlying the Options) that Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF and Trian ERISA directly and beneficially own. Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

Each of Trian Management, Trian Management GP, Nelson Peltz and Peter W. May, by virtue of the agreement between Trian Management and Edward P. Garden (discussed in Item 6), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Director Shares that Edward P. Garden directly and beneficially owns. Each of Trian Management, Trian Management GP, Nelson Peltz and Peter W. May disclaims beneficial ownership of such Shares for all other purposes.

(C) The second sentence in the footnote in Schedule A to the Original 13D is hereby amended and restated to read in its entirety as follows:

“More specifically, these transactions represent call options pursuant to which, on or prior to a date that is approximately 18 months from date of the transaction (the “Exercise Date”), the named person may acquire the number of Shares set forth above at the Price Per Share set forth above (the “Exercise Price”).”

(D) Item 5 of the Statement is hereby amended and supplemented by the following

On September 28, 2011, Mr. Garden received the Director Shares. The Filing Persons did not engage in any other transactions with respect to the Shares during the past sixty (60) days.

As a result of amendments to certain agreements relating to Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF and Trian ERISA, Trian GP and Trian GP LLC are no longer deemed to share voting or dispositive power with regard to the Shares that Trian Onshore and Trian Offshore directly and beneficially own, Parallel Fund I GP LLC is no longer deemed to share voting or dispositive power with regard to the Shares that Parallel Fund I directly and beneficially owns, TPSIF GP and TPSIF GP LLC, are no longer deemed to share voting or dispositive power with regard to the Shares that TPSIF directly and beneficially owns and Trian ERISA GP and Trian ERISA GP LLC are no longer deemed to share voting or dispositive power with regard to the Shares that Trian ERISA directly and beneficially owns. As such, Trian GP, Trian GP LLC, Parallel Fund I GP LLC, TPSIF GP, TPSIF GP LLC, Trian ERISA GP and Trian ERISA GP LLC are no longer reporting persons on this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by the following:

Pursuant to an Agreement dated as of September 28, 2011 between Edward P. Garden and Trian Management (the “Director’s Fees Agreement”), Mr. Garden agreed, among other things, that as long as he is an officer of Trian Management and for a period of 90 days thereafter, Trian Management shall have dispositive power over any Shares, stock options or other securities (or Shares received in respect of such stock options or other securities) that Mr. Garden receives from the Issuer as compensation for his service as a director of the Issuer. Trian Management is also entitled to receive the consideration received as a result of any disposition of such Shares, stock options or other securities (or Shares received in respect of such stock options or other securities). The foregoing description of the Director’s Fees Agreement is a summary only and is qualified in its entirety by reference to the Director’s Fees Agreement, which is filed as Exhibit 3 hereto and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented by the following:

2.	Agreement dated as of September 28, 2011 by and among the Issuer and the Investors.

3.	Agreement dated as of September 28, 2011 between Edward P. Garden and Trian Management.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2011

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS, L.P.
By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I
General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P.
By:	Trian Partners Strategic Investment
Fund GP, L.P., its general partner
By:	Trian Partners Strategic Investment
Fund General Partner, LLC,
its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND (ERISA), L.P.
By:	Trian Partners (ERISA) GP, L.P., its managing general partner
By:	Trian Partners (ERISA) General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

/s/ NELSON PELTZ
NELSON PELTZ

/s/ PETER W. MAY
PETER W. MAY

/s/ EDWARD P. GARDEN
EDWARD P. GARDEN